Equitable Financial Life Insurance Company

Supplement Dated May 1, 2023 to the current Modern Alternative Disclosure Annual Notice (“Annual Notice”) for:

Retirement Cornerstone® Series 15.0 Series E

Retirement Cornerstone® Series 15A Series E

Retirement Cornerstone® Series 15B Series E

This Supplement modifies certain information in the above-referenced Modern Alternative Disclosure Annual Notices (together the “Annual Notice”). You should read this Supplement in conjunction with the Annual Notice and retain it for future reference. The Annual Notices are hereby incorporated by reference. Unless otherwise indicated, all other information included in the Annual Notice remains unchanged. The terms we use in this Supplement have the same meaning as in the Annual Notice.

The following hereby amends the current expense in “Appendix: Portfolio Companies available under the Contract” for the following funds:

Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses
BlackRock Global Allocation V.I. Fund — BlackRock Advisers, LLC; BlackRock (Singapore) Limited	1.01%^
Hartford Disciplined Equity HLS Fund — Hartford Funds Management Company, LLC; Wellington Management Company LLP	1.09%

RC 15.0 Series E, RC 15A Series E, RC 15B Series E	Cat #800042 (5/23)
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